UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 24, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.           Other Events

Asset Update

Controlled Subsidiary Investment - Mosby Lakeside JV, LLC

On November 5, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Mosby Lakeside JV, LLC (the “RSE Mosby Lakeside Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $7,585,000, which was the initial stated value of our equity interest in the RSE Mosby Lakeside Controlled Subsidiary (the “RSE Mosby Lakeside Controlled Subsidiary Investment”). The RSE Mosby Lakeside Controlled Subsidiary used the proceeds of the RSE Mosby Lakeside Controlled Subsidiary Investment to develop a residential property totaling 316 units and approximately 328,000 rentable square feet located at the intersection of Pooler Parkway and James L. Gillis Memorial Highway, Pooler, GA 31322 (the “RSE Mosby Lakeside Property”). Details of this acquisition can be found here.

On August 24, 2021, the RSE Mosby Lakeside Controlled Subsidiary redeemed the RSE Mosby Lakeside Controlled Subsidiary Investment in full. The RSE Mosby Lakeside Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE Mosby Lakeside Controlled Subsidiary Investment through the sale of the RSE Mosby Lakeside Property. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 16.5%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: August 30, 2021